Exhibit 99.1

Autozi Internet Technology (Global) Ltd. Announces Board and Committee Changes

BEIJING, September 3, 2025 /PRNewswire/ -- Autozi Internet Technology (Global) Ltd. (Nasdaq: AZI) (“Autozi” or the “Company”), an automotive products and services company in China, today announced that Mr. Weston Twigg has resigned from the Company’s Board of Directors (the “Board”), effective August 28, 2025. Mr. Twigg also stepped down from his roles as Chairman of the Compensation Committee and as a member of the Audit Committee and the Nominating and Corporate Governance Committee. Mr. Twigg confirmed that his resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices.

Concurrently, the Board has appointed Mr. Yafu Guo as an independent director, also effective August 28, 2025. Mr. Guo will serve as Chairman of the Compensation Committee and as a member of the Audit Committee and the Nominating and Corporate Governance Committee. The Board has determined that Mr. Guo meets the independence requirements under Rule 5605(c)(2) of the Nasdaq Listing Rules and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended.

Dr. Houqi Zhang, Founder, Chairman, and Chief Executive Officer of Autozi commented, “We are pleased to welcome Mr. Guo to our Board. His extensive global experience in asset management and capital markets will be a valuable addition as we continue to strengthen our governance and drive long-term shareholder value. We also extend our sincere gratitude to Mr. Twigg for his dedicated service and meaningful contributions to Autozi.”

Mr. Guo is an accomplished investment executive with nearly 30 years of experience in asset management, capital markets, and corporate advisory services. He is the President and Fund Manager of TJ Capital Holdings LLC, a U.S.-registered asset management and investment advisory firm he founded in 2003, and the Managing Partner of TJCM Asset Management LLC, established in 2017. Mr. Guo previously held senior investment roles at Promising Fund and Univest Securities, Inc., and began his career in finance as an investment advisor at US Securities and Futures Corp. He holds advanced degrees in finance and physics from Texas A&M International University and the University of Massachusetts–Lowell, and a bachelor’s degree in engineering from Beijing Institute of Technology.

Following these changes, the composition of the Board committees is as follows:

●	Audit Committee: Mr. Kevin Vassily (Chair), Dr. Jing Lu, and Mr. Yafu Guo

●	Compensation Committee: Mr. Yafu Guo (Chair), Mr. Kevin Vassily, and Dr. Jing Lu

●	Nominating and Corporate Governance Committee: Dr. Jing Lu (Chair), Mr. Kevin Vassily, and Mr. Yafu Guo

About Autozi

Autozi Internet Technology (Global) Ltd. is a leading, fast-growing provider of lifecycle automotive services in China. Founded in 2010, Autozi offers a comprehensive range of high-quality, affordable, and professional automotive products and services through both online and offline channels across the country. Leveraging its advanced online supply chain cloud platform and SaaS solutions, Autozi has built a dynamic ecosystem that connects key participants across the automotive industry. This interconnected network enables more efficient collaboration and streamlined processes throughout the entire supply chain, positioning Autozi as a key driver of innovation and growth in the automotive services sector.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995, including but not limited to statements related to Autozi’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

Autozi Internet Technology (Global) Ltd.

Mr. Jiabing Song

Email: boardoffice@autozi.com